June 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention:	Mindy Hooker
Hugh West
Re:	iRobot Corporation
Form 10-K for the fiscal year ended December 28, 2024
Filed March 12, 2025
SEC Comment Letter Dated June 11, 2025
File No. 001-36414

Ladies and Gentlemen:
iRobot Corporation (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2025. For your convenience, we have reproduced your comment below in bold and italicized font before our response.

Form 10-K for Fiscal Year End December 28, 2024

Critical Accounting Policies and Estimates
Goodwill and Other Long-Lived Assets, page 40

1.Please enhance your disclosure in future filings to provide investors with the necessary information to assess the likelihood of future goodwill impairment charges. Specifically, address the following points:
•Clearly identify the methods used to quantitatively assess goodwill for impairment and disclose the key assumptions used to estimate fair values, including how these key assumptions were determined.
•If there are any changes to the methods or assumptions used to analyze goodwill for impairment, please identify the changes and explain the reasons behind them. For instance, we note that your footnote disclosure indicates the assessment performed in the first quarter of 2024 used both the market capitalization approach and a

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

discounted cash flow analysis, whereas the analysis performed in October 2024 only refers to the market capitalization approach.
•Disclose the number of reporting units you have and whether any of these units are at risk of failing the quantitative impairment test. Alternatively, confirm that the fair value of each reporting unit is substantially higher than its carrying value and that they are not at risk of failing. If a reporting unit is at risk of failing, disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit.
Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350 for further guidance.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company will enhance its disclosure in its future filings with the Commission as described in the Staff’s comment.

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iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Karian Wong

Karian Wong
Executive Vice President and Chief Financial Officer

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000